SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: June 27, 2008

Genesis Lease Limited

(Exact Name of registrant as specified in its charter)

4450 Atlantic Avenue

Westpark

Shannon

Co. Clare, Ireland

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    ☒                                     Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes     ☐                                   No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

At the Annual General Meeting of the holders (“Shareholders”) of common shares of Genesis Lease Limited (the “Company”) held on June 11, 2008, Shareholders approved the following:

•	The election of each of the following directors to hold office until the next Annual General Meeting of the Company or otherwise pursuant to the Company’s bye-laws:

	Votes in Favor	Votes Against	Abstentions
John McMahon	17,972,399	354,611	99,545
Paul T. Dacier	18,077,757	246,284	102,505
Michael Gradon	17,969,192	351,511	105,853
Niall Greene	16,767,214	1,555,526	103,815
David C. Hurley	18,859,208	262,059	105,288
Declan McSweeney	18,090,014	238,713	100,162
Andrew L. Wallace	18,087,040	232,738	106,777

•	The appointment of KPMG, KPMG of Dublin, Ireland as the Company’s independent auditors and authorization for the Board of Directors of the Company to determine the auditors’ remuneration.

Votes in Favor	Votes Against	Abstentions
18,042,016	322,819	61,720

The following documents regarding the Company’s Annual General Meeting, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title
99.1	Notice of Annual General Meeting to Shareholders, including Form of Proxy
99.2	Notice of Annual General Meeting to Holders of American Depositary Receipts
99.3	Voting Card for Holders of American Depositary Receipts

This report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form S-8 (Reg. No. 333-142386), filed with the Securities and Exchange Commission on April 26, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genesis Lease Limited
(Registrant)

Date: June 27, 2008	By:	/s/ John McMahon
John McMahon Chairman, President and Chief Executive Officer